SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 11-K


   X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the plan fiscal year ended July 31, 1997.

            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the period from __________ to __________.

                           Commission File No. 1-11555

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             HOMELAND STORES, INC.
                          EMPLOYEE STOCK BONUS PLAN

      B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        HOMELAND HOLDING CORPORATION
                  2601 Northwest Expressway, Suite 1100E
                         Oklahoma City, OK  73112

      1. Financial Statements. The financial statements and related information filed as part of this Report are set forth after the signature page hereof.

      2.    Exhibit.  The following exhibit is filed as part of this Report:

            Exhibit No.    Description
            -----------    -----------

            23.1           Consent of Coopers & Lybrand, L.L.P.
                           (included in Exhibit 23.1 to the
                           Registrant's Registration Statement on
                           Form S-8 relating to the Homeland
                           Stores, Inc. Employee Stock Bonus
                           Plan)


                             SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Homeland Stores, Inc. Employee Stock Bonus Plan Committee has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.


                                HOMELAND STORES, INC. EMPLOYEE STOCK
                                BONUS PLAN COMMITTEE

                                By:  /s/ Larry W. Kordisch
                                     Larry W. Kordisch
                                     Member of the Committee

Date:  May 8, 1998














                            HOMELAND STORES, INC.
                         EMPLOYEE STOCK BONUS PLAN



                           FINANCIAL STATEMENTS
                   WITH REPORT OF INDEPENDENT ACCOUNTANTS
                     FOR THE YEAR ENDED JULY 31, 1997







Report of Independent Accountants


To the Homeland Stores, Inc.
Employee Stock Bonus Plan Committee



We have audited the accompanying statement of net assets available for plan benefits as of July 31, 1997, and the related statement of changes in net
assets available for plan benefits for the year then ended.   These financial
statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of July 31, 1997, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.





Oklahoma City, Oklahoma
May 5, 1998


Homeland Stores, Inc. Employee Stock Bonus Plan
Statement of Net Assets Available for Plan Benefits

As of July 31, 1997



 Assets:
   Employer contribution receivable                       $  467,827

   Net assets available for plan benefits                 $  467,827





 The accompanying notes are an integral part of these financial statements.


Homeland Stores, Inc. Employee Stock Bonus Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the year ended July 31, 1997



 Additions:
   Employer contributions                                 $  467,827

   Net increase                                              467,827

 Net assets available for plan benefits:
   Beginning of year                                             -

   End of year                                            $  467,827




 The accompanying notes are an integral part of these financial statements.


Homeland Stores, Inc. Employee Stock Bonus Plan
Notes to Financial Statements


1.   Description of the Plan

     General

     Homeland Stores, Inc. (the "Company") established the Homeland Stores, Inc. Employee Stock Bonus Plan (the "Plan") effective as of August 2, 1996 ("Effective Date"). The Plan, which is maintained pursuant to collective bargaining agreements entered into in August 1996, provides for employees covered under the collective bargaining agreements an opportunity to participate in the growth of the Company through ownership of Common Stock of Homeland Holding Corporation (the "Common Stock").
     The Plan is a defined contribution plan and contributions made are held in each participant's account in a trust. The benefit that a participant receives depends on the amount of contribution made by each participant and the Company and the performance of the Common Stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions

     There are four ways that contributions may be made to the Plan by the participant and/or the Company. They are:

         (1)   Required Company Contributions:

               The Company is required to make a contribution to the Plan of 58,025 shares of Common Stock as soon as practical after the Effective Date and in each of the next two Plan years. Participants employed on a full-time basis for the entire Plan year receive a per capita allocation of shares. Part-time participants employed on a continuous basis since February 1 of the respective Plan year and full-time participants employed on a continuous basis since February 1, but after the beginning of the respective Plan year, will receive one-half of the allocation received by full-time employees employed the entire Plan year.

         (2)   Participant and Company Matching Contributions:

               Beginning on the first anniversary of the Effective Date and for three years thereafter, participants may make pre-tax contributions, subject to certain tax law limitations, in an amount equal to their ratable share of the equivalent of the fair value of 43,519 shares of Common Stock each year. The Company will match 33 1/3% of each participant's pre-tax contribution in the form of Common Stock. The matching contributions are credited to each participant's account at the end of each month. All employees covered by the collective bargaining agreements are eligible to make participant contributions beginning February 1 and August 1 of each Plan year subsequent to the participant's initial employment date as a union employee.


Homeland Stores, Inc. Employee Stock Bonus Plan
Notes to Financial Statements


   1.   Description of the Plan, continued

         (3)   Contingent Company Contributions:

               If the Company's earnings before the deductions of interest, taxes, depreciation and amortization ("EBITDA") exceeds $25.0 million in the first year ending on the anniversary of the collective bargaining agreements, $27.5 million the second year ending on the anniversary of the collective bargaining agreements, and $30.25 million in the third year ending on the anniversary of the collective bargaining agreements, then the Company shall make additional contributions to the Plan of 58,025 shares of Common Stock in each of those years in which the targets are achieved. The allocation of these shares is the same as described above for Required Company Contributions.


         (4)   Discretionary Company Contributions:

               The Company, at its sole discretion, may make additional contributions of cash or Common Stock whenever it desires. The allocation of such contributions is the same as described above for Required Company Contributions.

   Vesting

   Each participant's account, including participant and allocated Company contributions, is always 100% vested and non-forfeitable, including the earnings thereon.

   Distribution of Benefits

   No distribution from the Plan will be made until a participant retires, dies (in which case payment shall be made to the participant's beneficiary), or otherwise terminates employment with the Company, or upon termination of the Plan, except that distribution of the participant's account shall commence in any event no later than April 1 following the end of the calendar year in which the participant reaches 70 1/2, regardless of whether the participant is employed on such date. Distributions are made in lump-sum payments or installment payments made over a period of two years, unless the participant is at least age 70 1/2, in which case the participant may elect installment payments over their life expectancy. Distributions are made in cash or, if the participant elects, in the form of Common Stock plus cash for any fractional shares.

   Voting Rights

   Each participant is entitled to exercise voting rights with respect to the Common Stock allocated to his or her account.


   Homeland Stores, Inc. Employee Stock Bonus Plan
   Notes to Financial Statements


   1.   Description of the Plan, continued

        Plan termination

        Although the Company has not expressed any intent to do so, the Company reserves the right, through its board of directors, to terminate the Plan at any time. Upon termination of the Plan, the account of each participant will be distributed as prescribed by the Plan. If the Company is sold or merged into another company within the first three years of the Plan, the Company shall contribute additional Common Stock at that time such that the Company's total contribution of shares will be 522,222 shares of Common Stock, plus any Discretionary Company Contributions.

        Administration of the Plan

        Certain administrative duties are performed by officers or employees of the Company and none of the officers or employees receieve compensation from the Plan. The custodial bank agent processes distribution payments. All administrative fees incurred during the Plan year were paid by the Company.



   2.   Summary of Significant Accounting Policies

        Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

        Risks and Uncertainties

        The Plan provides for investment of assets in the common stock of the Company. As such, those assets are exposed to various market risks. Due to the level of uncertainty related to changes in the value of common stock of the Company, it is at least reasonably possible that changes in the near term would materially affect participants' account balances and the amounts reported in the statement of assets and the statement of changes in net assets available for plan benefits.

        Tax Status

        The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated as of April 1, 1998, that the Plan, as amended, is qualified and the trust established under the Plan is tax-exempt, under the appropriate section of the IRS Code.


Homeland Stores, Inc. Employee Stock Bonus Plan
Notes to Financial Statements


   3.   Employer Contribution Receivable

        As of the end of the Plan year, the Company had not established the trust account to maintain the Common Stock to be held by the Plan. Accordingly, the Required Company Contribution for the first Plan year has been reported as an employer contribution receivable in the statement of net assets. The receivable is valued based on the required number of shares to be contributed at the fair value of the Common Stock, as determined by the quoted market price, on July 31, 1997.

        The Company did not achieve the EBITDA target for the first Plan year pursuant to the Contingent Company Contributions component of the Plan and no Discretionary Company Contributions were made for the Plan year ended July 31, 1997.